Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File No.: 001-15577

CenturyLink and Qwest to Merge in a Tax-Free, Stock-for-Stock Transaction

Summary Key Messages

Upon completion of the transaction, CenturyLink will become a national, industry-leading communications company whose enterprise business will be a significant contributor to its growth which, along with the consumer business, will allow it to be able to offer innovative broadband products and services over advanced networks.

1.     The combination creates a robust, national 173,000-mile fiber network.

2.     The combined company will have the national breadth and local depth to provide a compelling array of broadband products and services including high speed Internet, video entertainment, data hosting and managed services, as well as fiber to cell tower connectivity and other high bandwidth services.

3.     The combination, which would have had pro forma 2009 revenues of $19.8 billion, is expected to be immediately accretive to free cash flow per share (excluding integration costs) and will strengthen the sustainability of CenturyLink’s dividend while materially lowering the Company’s payout ratio.

4.     The transaction is expected to generate annual operational cost synergies of approximately $575 million, which are expected to be fully realized three to five years following closing.  The transaction also is expected to generate annual capital expenditure synergies of approximately $50 million, within the first two years after close.

5.     The combination creates a strong employee base with similar customer-focused cultures, committed to providing quality service and being the broadband provider of choice to all customer segments.

Transaction Facts

•      The acquisition of Qwest will be achieved through a tax free, stock-for-stock transaction, valued at $22.4 billion, including the assumption of $11.8 billion of Qwest net debt outstanding as of December 31, 2009.  Based on the closing stock price of CenturyLink on April 21, 2010, the consideration to be received by Qwest shareholders would be equivalent to $6.02 of CenturyLink stock.

•      Qwest shareholders will benefit from an immediate premium for their shares, an increase of approximately 50 percent in the annual dividend, and the opportunity to participate in the upside potential of the combined company through their ownership of CenturyLink stock.

•      The corporate headquarters of the company will remain in Monroe, La.  The company also will maintain a key operational presence in Denver, including a regional headquarters, the Qwest Business Markets Group, as well as other functions to be determined.

•      The combined company’s senior leadership team is expected to be comprised of executives from both CenturyLink and Qwest, of which the following are being announced today.

•      William A. Owens will be non-executive chairman of the board

•      Glen F. Post III will be chief executive officer and president

•      R. Stewart Ewing Jr. will be chief financial officer

•      Karen A. Puckett will be chief operating officer

•      Christopher K. Ancell will be president of business markets group

•      Following the close of the transaction, the board of directors of CenturyLink will add four members from the current Qwest board, including Edward A. Mueller, Qwest’s chairman and chief executive officer.

•      Since 2000, CenturyLink has achieved the following:

•      Acquisition of EMBARQ — 7.5 million access lines, 2.1 million BB, 450K video

•      Five additional wireline acquisitions, totaling more than two million access lines

•      Fiber assets acquired in 2003 and 2005

•      The transaction is subject to approval by both companies’ shareholders as well as regulatory approvals, including expiration or termination of the applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act, as well as approvals from the Federal Communications Commission and certain state public service commissions, along with other customary closing conditions.

•      We anticipate that the transaction will close in the first half of 2011.

Detailed Messages

1. The combination creates a robust, national, 173,000-mile fiber network.

•      The combined company will provide innovative customer solutions across the nation:

•      CenturyLink’s and Qwest’s fiber-optic networks span the United States from coast-to-coast.

•      CenturyLink’s local-service network operates in 33 states.

•      Qwest’s local-service network operates in 14 mostly Western states.

•      The companies have complementary local exchange footprints in 10 states.

•      CenturyLink will now provide voice and advanced telecom services in four additional states: Arizona, Utah, North Dakota and South Dakota.

•      We will continue to deliver strategic and customized product solutions to business, wholesale, and government customers throughout the nation with Qwest’s significant national fiber-optic network and data centers and CenturyLink’s national core network.

•      We will have approximately 173,000 route miles of fiber (126,000 is local/regional and 47,000 is national/core).

•      Our combined local and national network assets will provide cost efficiencies and revenue opportunities.

•      Our integrated fiber-optic network will be capable of delivering transport speeds of up to 40 Gbps.

•      The Qwest nationwide fiber-optic network is capable of delivering transport speeds of up to 40 Gbps and is expected to reach 100 Gbps in 2010.

•      The CenturyLink fiber-optic network is capable of delivering transport speeds of up to 40 Gbps.

2. The combined company will have the national breadth and local depth to provide a compelling array of broadband products and services including high speed Internet, video entertainment, data hosting and managed services, as well as fiber to cell tower connectivity and other high bandwidth services.

•      CenturyLink will provide local, long-distance, data, high-speed internet, entertainment and wireless services across 37 states and increased scale across the country by combining CenturyLink’s and Qwest’s local and national networks.

•      Due to increased scale, financial strength, diversity of revenue and stronger national network, the combined company will be better positioned to compete against cable companies and technology substitution within our local regions and against other national telecom carriers for Business customers (including government) and Wholesale customers.

3. The combination, which would have had pro forma 2009 revenues of $19.8 billion, is expected to be immediately accretive to free cash flow per share (excluding integration costs) and will strengthen the sustainability of CenturyLink’s dividend while materially lowering the Company’s payout ratio.

•      No new financing or refinancing is required as a result of this transaction.

•      Both companies currently maintain a disciplined approach to financial goals and performance, and the combined company would expect to do so going forward.

•      Post closing, CenturyLink expects to continue its current dividend for shareholders of the combined company, subject to Board approval.

•      Payout ratio of the combined company’s free cash flow is expected to improve significantly from CenturyLink’s current level.

•      We believe the combined company’s sound capital structure (strong balance sheet), and significant free cash flow generation will support its ability to take advantage of opportunities that may arise, while continuing to invest its business, reduce indebtedness over time and return substantial capital to shareholders.

4. The transaction is expected to generate annual operational cost synergies of approximately $575 million, which are expected to be fully realized three to five years following closing.  The transaction also is expected to generate annual capital expenditure synergies of approximately $50 million, within the first two years after close.

•      Synergies will be achieved primarily through the reduction of corporate overhead, elimination of duplicate functions and systems and increased operational efficiencies.

•      Based on anticipated full run-rate synergies and operating results for the 12 months ended December 31, 2009, the combined company would have had:

•      Pro forma revenue of $19.8 billion

•      Pro forma EBITDA of approximately $8.2 billion

•      Pro forma net leverage of 2.2X EBITDA, including full run rate synergies

•      Pro forma free cash flow of approximately $3.4 billion

•      Based on current expectations, CenturyLink estimates that it will incur approximately $650 to $800 million of operating costs and approximately $150 to $200 million of one-time capital costs to achieve these operational synergies.

5. The combination creates a strong employee base with similar customer-focused cultures, committed to providing quality service and being the broadband provider of choice to all customer segments.

•      Our region based, local operating model ensures the customer is at the center of everything we do, driving accountability for the relationship as close to the customer as possible. Our marketing approach also is targeted directly to the customer.

•      As of December 31, 2009, the two companies combined had approximately 50,000 employees.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Qwest’s operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Qwest’s reports filed with the Securities and Exchange Commission (SEC).  There can be no assurance that the proposed acquisition will in fact be consummated.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Qwest undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Qwest plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations, 51st Floor. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

A Note From Ed Mueller

April 22, 2010

Dear Qwest Employee:

I am pleased to tell you that today, Qwest and CenturyLink announced a definitive agreement under which Qwest will merge with CenturyLink to create a national, industry-leading communications company. Together, we will be connected by one of the fastest, high-capacity national networks, offering a compelling choice for consumer, business and wholesale customers.  You can see the press release we issued this morning, as well as some questions and answers about the transaction.

CenturyLink is the fourth largest local exchange telephone company in the nation, with approximately 7.7 million access lines, serving more than 2 million broadband customers and more than 400,000 video subscribers in 33 states.

The new company will have its corporate headquarters in Monroe, La., and will maintain a key operational presence in Denver, including a regional headquarters, the Qwest Business Markets Group, as well as other functions to be determined.  CenturyLink remains committed to the Denver metro area as a strategic telecommunications market for its Western operations and for business operations across the country.

The new company’s senior leadership team and board of directors will be comprised of individuals from both Qwest and CenturyLink.

Compelling Choice for Customers
Together, CenturyLink and Qwest will provide innovative solutions across the nation to business and wholesale customers, and local services and products to consumers and small businesses in 37 states. The company will have the national breadth and local depth to provide a compelling array of broadband products and services, including high-speed Internet, video entertainment, data hosting and managed services, as well as fiber-to-the-cell tower connectivity and other high-bandwidth services.

The new company will be a compelling choice for consumer, business and wholesale customers through our enhanced ability to deploy innovative IP products and high-bandwidth services to business customers, expand broadband availability and speed to consumers, and offer superior, differentiated video products.

Compelling Combination for Shareholders
For our shareholders, this is a compelling combination because they will benefit from an immediate premium, an increase of approximately 50 percent in the annual dividend and the opportunity to share in the upside potential of the new company through their ownership of CenturyLink stock.  Upon closing of the transaction, Qwest shareholders are expected to own approximately 49.5 percent and CenturyLink shareholders are expected to own approximately 50.5 percent of the new company.

Opportunities for Employees
The merger between CenturyLink and Qwest will form a company that is stronger financially and competitively, creating exciting opportunities for many employees of both companies. As with any merger or acquisition, the transaction is expected to unlock synergies — including reduction of corporate overhead and elimination of duplicate functions.

I expect that many of you have questions about this transaction.  You will receive an invitation to join me on a conference call later today to begin a dialogue, and we will do our very best to keep you informed in a timely manner. TheQ will be a great resource for updates.  I also hope that you will take time to visit a new website dedicated to the transaction, www.centurylinkqwestmerger.com.

Committed to Serving Communities
Finally, both companies have a shared heritage of community involvement and commitment through sponsorships, events, foundation grants, charitable giving and volunteerism. That commitment will remain strong.

What To Expect Next
In terms of next steps, we anticipate that the transaction will be completed in the first half of 2011.  It is important to understand that we will continue to operate as independent companies until the deal is closed.  We will be forming a joint integration planning team with members from both companies to make recommendations about the best way to move forward with the new organization.  Both Qwest and CenturyLink have successful integration track records, and we are confident that we will complete the transaction seamlessly.

We owe much of our success to your relentless efforts.  Through this transition and into the future, it is important that we all stay focused on the work at hand, continue to serve customers, grow profitably and meet our financial targets.  Thank you for all you do to make our company successful.

Sincerely,

Ed Mueller
Chairman and CEO

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyLink will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyLink and Qwest that also constitute a prospectus of CenturyLink, and will be sent to the stockholders of Qwest. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.

These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10—K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10—K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CenturyLink and Qwest Agree to Merge

FAQ

April 22, 2010

Q. Why did CenturyLink and Qwest want to merge?

A. This transaction will provide significant benefits for shareholders, customers and our communities.  Upon completion of the transaction, the new company will become a nationwide, industry-leading communications company whose enterprise business will be a significant contributor to its growth which, along with the consumer business, will allow it to be able to offer innovative broadband products and services over advanced networks.  The combination creates a robust, national, 173,000-mile fiber network.  With a more diverse mix of offerings, increased scale and stronger product portfolio, the new company will be able to reach more customers with a broad range of solutions.

Q. What does this mean to CenturyLink’s and Qwest’s customers?

A. Until closing, it’s business as usual for the customers of both CenturyLink and Qwest.  Our customers should continue to use our services and contact us just the same way they always have. The transaction is not expected to be completed until the first half of 2011. We will communicate any changes to customers when necessary.

The new company will have the national breadth and local depth to provide a compelling array of broadband products and services, including high-speed Internet, video entertainment, data hosting and managed services, as well as fiber-to-the-cell tower connectivity and other high-bandwidth services.

Q. When did the two companies first enter into discussions?

A. The boards and management teams of both companies continuously evaluate opportunities to create additional shareholder value.  This transaction emerged from those ongoing discussions.

Q. Who is CenturyLink?

A.  CenturyLink is a leading provider of high-quality voice, broadband and video services over its advanced communications networks to consumers and businesses in 33 states.  CenturyLink is the fourth largest local exchange telephone company in the nation, with approximately 7.7 million access lines, serving more than 2 million broadband customers and more than 400,000 video subscribers.

Q. Given that Qwest is a larger company, why didn’t Qwest buy CenturyLink?

A. Qwest’s board of directors determined that this combination is in the best interests of its shareholders, who will benefit from an immediate premium for their shares, an approximately 50 percent increase in the annual dividend, and the opportunity to participate in the upside potential of the new company through their ownership of CenturyLink stock.  In addition, the Qwest board and management team believe in

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the advantages of the CenturyLink regional operating model, as well as its targeted marketing focus.  From CenturyLink’s perspective, Qwest has an industry-leading network, a strong business, government and wholesale focus and complementary local markets.  The transaction also diversifies CenturyLink’s overall revenue mix.

Q. Why Monroe, La., as the headquarters when Denver is a larger metropolitan area?

A. CenturyLink is acquiring Qwest and the headquarters for CenturyLink is in Monroe.

Q. In the interim before the transaction closes, what can CenturyLink and Qwest employees expect?

A. There will be a great deal of work going on to combine our two companies; however, until the transaction closes, CenturyLink and Qwest will remain separate and independent companies.  It is critical that we all remain focused on achieving our goals and serving our customers with the same passion and dedication that they have come to expect from us.  We plan to keep you updated regularly.

Q. What does this mean to CenturyLink and Qwest suppliers?

A. In the short term, it’s business as usual and we do not anticipate any impact on suppliers who serve CenturyLink and Qwest.  In the long term, or after the transaction is approved and closes, the new company will review suppliers and make appropriate decisions based on services rendered, duplication, cost, quality and other criteria.

Q. What does this mean to the states, cities and communities CenturyLink and Qwest currently serve?

A. This transaction is expected to close in the first half of 2011; therefore, right now it’s business as usual and we do not anticipate any impact on states, cities and communities served by CenturyLink and Qwest.  In the long term, after the transaction is approved and closes, CenturyLink’s and Qwest’s states, cities and communities will benefit from a financially stronger company and one that is well positioned to roll out innovative products and services.

Q.  What does this transaction mean for both CenturyLink and Qwest’s aggressive broadband rollout?

A. The new company plans to focus on improving and expanding broadband services in its service areas.  This will enable us to increase our deployment of innovative IP products and services to business customers, expand broadband availability and speed to consumers, deploy additional fiber-to-the-cell capabilities, and offer exciting new video choices.

Q. Will shareholders of both companies need to approve this transaction?  When and how does that occur?

A. Yes.  Each company will have a separate shareholder vote at a time to be determined.

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Q. What other approvals are needed?

A. The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, as well as approvals from the Federal Communications Commission, certain state public service commissions and other customary closing conditions.  The companies anticipate closing this transaction in the first half of 2011.

Q. What does this mean to shareholders?

A. This transaction is compelling for shareholders of both companies. Qwest shareholders will benefit from an immediate premium for their shares, an increase of approximately 50 percent in the annual dividend, and the opportunity to participate in the upside potential of the new company through their ownership of CenturyLink stock.  Shareholders of both companies look forward to becoming part of a larger company with a strong financial profile, an industry-leading local and national network, and a shared commitment to customers, employees, communities and shareholders.

Q. When will the transaction, if approved, occur?

A. The companies anticipate closing this transaction in the first half of 2011.

Q. How will I know more about the progress of the transaction, and more specifically, how it impacts me as well as fellow employees?

A. We recognize that this transaction impacts you, and we plan to update you regularly.  We appreciate that each company has a culture of remaining focused on the challenges of our competitive business, and we thank you in advance for that continued focus in the months ahead.

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyLink will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyLink and Qwest that also constitute a prospectus of CenturyLink, and will be sent to the stockholders of Qwest. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10-K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional

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information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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